UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

Southwest Gas Holdings, Inc.

(Name of Subject Company)

Southwest Gas Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $1 per share

Preferred Stock Purchase Rights

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Karen S. Haller

Executive Vice President / Chief Legal & Administrative Officer

Southwest Gas Holdings, Inc.

8360 S. Durango Dr., P.O. Box 98510

Las Vegas, Nevada

(702) 876-7237

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Brandon C. Parris

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Southwest Gas Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 9, 2021. The Statement relates to the unsolicited tender offer by IEP Utility Holdings LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $1 per share, of the Company at a price of $75.00 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 4	The Solicitation or Recommendation.

The information set forth under the subsection entitled Background of the Offer is hereby amended and supplemented by adding the following text following the sixth paragraph on Page 11 of the Statement:

“On February 21, 2022, representatives of Lazard, financial advisor to Southwest Gas, had a telephone call with Mr. Icahn and several of his representatives. The purpose of the call was for Lazard to invite Mr. Icahn and his representatives to share the terms they proposed for Mr. Icahn’s potential financing to replace the 364-day bridge debt facility for the Questar transaction. However, Mr. Icahn declined to propose any terms. Mr. Icahn restated his objective to purchase Southwest Gas for $75 per share as his priority as compared to providing any financing on its own. Moreover, Mr. Icahn stated that he would only be willing to provide financing if his tender offer closed first or, if Southwest Gas agreed to move forward with the tender offer and it did not close, he would provide financing on terms that he declined to define. Lazard followed up by email with a request for proposed financing terms but did not receive a response.”

The information set forth under the subsection entitled V. Consummation of the Offer could trigger a default under Southwest Gas’ credit agreements and a mandatory repurchase offer for Southwest Gas’ outstanding 2041 senior notes. The Offer describes no plan to fund these liabilities or the resulting effects on Southwest Gas is hereby amended by restating the third paragraph on Page 16 of the Statement in its entirety as follows:

“In addition to its credit agreements and 2041 senior notes, Southwest Gas has also issued additional senior notes, each of which contains cross-acceleration provisions that are triggered when amounts owing by Southwest Gas under the credit agreements, the 2041 senior notes or any other evidence of indebtedness (in excess of a specified amount) are accelerated following an event of default thereunder. Upon acceleration under any of the credit agreements, the 2041 senior notes or such other evidences of indebtedness, the holders of more than 25% in principal amount of the applicable series of other senior notes of Southwest Gas at the time outstanding would have the right to accelerate all such senior notes of such series then outstanding. As of September 30, 2021, approximately $2,407.5 million in aggregate principal amount of such other senior notes was outstanding.”

Item 8	Additional Information.

The information set forth under the subsection entitled Effect of the Offer on the Company’s Outstanding Indebtedness, is hereby amended by restating the third paragraph on Page 27 of the Statement in its entirety as follows:

“Southwest Gas Corporation is also a party to the following notes issuances, which, along with the Debt Documents and the 2041 Notes, contain a cross-acceleration provision triggered when amounts owing by the Company and/or Southwest Gas Corporation, as applicable, under the Debt Documents, the 2041 Notes or any other evidence of indebtedness (in excess of a specified outstanding principal amount ranging from $10 million to $50 million) are accelerated following an event of default thereunder (including an event of default as a result of a change in control): (i) Southwest Gas Corporation’s 3.70% Senior Notes due 2028, (ii) Southwest Gas Corporation’s 4.15% Senior Notes due 2049, (iii) Southwest Gas Corporation’s 2.20%

Senior Notes due 2030, (iv) Southwest Gas Corporation’s 3.18% Senior Notes due 2051, (v) Southwest Gas Corporation’s 3.875% Senior Notes due 2022, (vi) Southwest Gas Corporation’s 4.875% Senior Notes due 2043, (vii) Southwest Gas Corporation’s 3.8% Senior Notes due 2046, (viii) Southwest Gas Corporation’s 8% Debenture due 2026, (ix) Southwest Gas Corporation’s 7.78% medium-term notes due 2022, (x) Southwest Gas Corporation’s 7.92% medium-term notes due 2027, and (xi) and Southwest Gas Corporation’s 6.76% medium-term notes due 2027 (clauses (i)-(xi), together with the 2041 Notes, collectively, the “Notes”). Upon such acceleration under any such Debt Documents, Notes, or other evidence of indebtedness, (x) the holders of more than 25% in principal amount of the applicable series of other Notes at the time outstanding would have the right to accelerate all such Notes of such series then outstanding, and (y) the applicable agents and requisite banks would have the right to accelerate any indebtedness under any other applicable Debt Documents then outstanding.”

The information set forth under the subsection entitled Effect of the Offer on the Company’s Outstanding Indebtedness, is hereby amended by restating the first paragraph on Page 28 of the Statement in its entirety as follows:

“As of September 30, 2021: (i) the Company had an aggregate principal amount of $22 million revolving loans outstanding and an aggregate availability of $78 million under the Debt Documents, and (ii) Southwest Gas Corporation had an aggregate principal amount of $250 million term loan facilities outstanding, an aggregate principal amount of $0 million revolving loans outstanding, an aggregate amount of $203.4 million of letters of credit supporting its variable rate Industrial Development Revenue Bonds, an aggregate availability of approximately $400 million under the Debt Documents, and an aggregate principal amount of $2,407.5 million Notes outstanding.”

Item 9	Financial Statements and Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(18)	Press Release, dated March 1, 2022, with respect to the Separation of Centuri

(a)(19)	Letter to Southwest Gas Corporation and MountainWest Pipelines Employees

(a)(20)	Frequently Asked Questions for Southwest Gas Corporation Employees

(a)(21)	Letter to Centuri Employees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SOUTHWEST GAS HOLDINGS, INC.

/s/ Thomas E. Moran
Date: March 1, 2022	Thomas E. Moran
Corporate Secretary/Legal Counsel